Exhibit (a)(5)(B)
PRESS RELEASE
FOR IMMEDIATE RELEASE
TRILOGY ENTERPRISES ANNOUNCES CASH TENDER OFFER FOR AUTOBYTEL
AT $0.35 NET PER SHARE
AUSTIN, Texas, April 20, 2009 — Trilogy Enterprises, Inc. (“Trilogy”), a provider of technology powered business services to the automotive industry, today announced that its wholly-owned subsidiary, Infield Acquisition, Inc., has commenced a tender offer to acquire all of the outstanding shares of common stock of Autobytel Inc. (Nasdaq: ABTL) for $0.35 net per share in cash.
The offer represents a 32% premium over the trailing 30-day average closing price of Autobytel’s common stock.
“We are pleased to offer a significant premium to Autobytel’s shareholders, “ stated Sean Fallon, Senior Vice President of Trilogy. “The automotive industry is experiencing an unprecedented decline and we believe that Autobytel must take steps now to ensure its shareholders receive the highest value. Given the significant risks of this business and the Company’s history of operating losses, we believe the premium offered is very attractive.”
“As Autobytel’s second largest stockholder and the beneficial owner of approximately 7.4% of Autobytel’s outstanding common stock, we have studied this business carefully. We have concluded that Autobytel’s ability to execute a turnaround and realize significant value for its stockholders is subject to significant and unacceptable risk. We believe that a high-premium, all-cash tender offer is the most effective way to maximize value for all stockholders. As a result, we have determined it is necessary to take the offer directly to our fellow stockholders in order to deliver significant value to them as expeditiously as possible,” added Mr. Fallon.
“We are confident our fellow stockholders will find that this compelling offer reflects a superior value for their shares, both in light of Autobytel’s current and recent trading history, as well as any realistic near or long term assessment of Autobytel’s prospects. We are committed to completing this offer and remain willing to work cooperatively with Autobytel,” concluded Mr. Fallon.
The tender offer is scheduled to expire at 12:01 A.M., New York City time, on Tuesday, May 19, 2009, unless extended. The tender offer documents, including the Offer to Purchase and related Letter of Transmittal, will be filed today with the Securities and Exchange Commission (“SEC”). Autobytel’s stockholders may obtain copies of the tender offer documents when they become available at www.sec.gov. Free copies of such documents can also be obtained when they become available by calling Morrow & Co., LLC, toll-free at (800) 662-5200.
The tender offer was detailed in a letter dated April 20, 2009 from Trilogy to Autobytel’s President and Chief Executive Officer, Jeffrey H. Coats, and Autobytel’s Board of Directors. The full text of the letter is set forth below.

April 20, 2009
Autobytel Inc.
18872 MacArthur Boulevard, Suite 200
Irvine, California 92612-1400
Attention: Mr. Jeffrey H. Coats, President and Chief Executive Officer
Ladies and Gentlemen:
Trilogy Enterprises, Inc. (“Trilogy”), through its affiliates, owns approximately 7.4% of Autobytel Inc.’s (“Autobytel” or the “Company”) stock and is Autobytel’s second largest stockholder. We have successfully created and delivered innovative solutions to the automotive industry for more than a decade.
We believe Autobytel is facing a crucial period in its corporate existence. The automotive market is undergoing a crisis so severe that it is difficult to adequately describe. Strong companies may find a way forward. Weak companies will undoubtedly fail.
Unfortunately, Autobytel has historically struggled to create an independently viable business. For example:
•	In 2006, Autobytel incurred operating losses of $40MM on $85MM in revenue;

•	In 2007, Autobytel incurred operating losses of $35MM (not including litigation settlement costs) on $84MM in revenue; and

•	In 2008, Autobytel incurred operating losses of $36MM (before impairment charges and litigation settlement costs) on $71MM in revenue, which declined by 15% from the prior year.
Autobytel has itself acknowledged that the market is “extremely challenging” and it expects the U.S. automotive industry to decline more than 20% in 2009. Given the market outlook, what should stockholders reasonably expect from a company that has not proven itself viable historically?
We recognize that Autobytel has taken steps to address this crisis. However, we do not believe the steps taken are adequate to address the severity of the situation. Autobytel facing another corporate reorganization during potentially the worst market in history seems highly unlikely to prevail. The current plan appears akin to “let’s give this one last shot”. Unfortunately, shareholder cash and value is at stake.
Given Autobytel’s business prospects and the significant historical and recent operating losses, the Board should take steps now to preserve as much shareholder value as possible. We believe the only means to accomplish this is the immediate sale of the business.
We are aware that Autobytel had engaged a financial advisor to evaluate the possible sale of the Company. Autobytel announced that its advisor conducted an extensive process which resulted in Autobytel concluding that shareholder value could not be maximized in the current environment. We assume this means no buyer desired to pay a price required by the Board.
Today, our wholly-owned subsidiary has commenced a tender offer that provides stockholders with an opportunity to sell shares at $0.35 per share in cash. We believe this price is likely lower than the share price the Board aspired to obtain during the recent sale process. However, we believe it is a full and fair value for the Company and offers both an attractive premium for stockholders, as well as immediate liquidity for a stock that is thinly traded.

We hereby request that the Board support the proposed tender offer, and in doing so, consider the following:
•	The offer represents a 32% premium on the stock’s trailing 30 day closing price;

•	The offer provides immediate liquidity for all stockholders;

•	The trading volume reported for April is less than 65,000 shares per day, on over 45 million shares outstanding;

•	The Company is a sub-scale public company and may not be able to continue to bear the costs and obligations of a public company;

•	The Company cannot withstand another shift in strategy during what may be the worst market in history;

•	The Company may not be able to continue to bear the costs of its management team, including the lucrative packages offered to its recent hires;

•	The Company recently issued executive stock options at $0.35 per share, which the Company must believe is fair value;

•	The Company had $32MM in cash in September and only $27MM in December;

•	The Company continues to burn cash and is likely to do so for the foreseeable future. It is reasonable to believe that the Company may run out of cash by the end of 2010;

•	Without at least breakeven results, stockholder value will only continue to deteriorate until no stockholder value remains;

•	Any acquiror must take on the Company’s cash burn and fund the Company in a highly uncertain environment; and

•	Any acquirer may have to invest significant additional funds into the Company to make it operationally efficient and competitive.
It is time to stop the erosion in stockholder value. Looking at where Autobytel’s stock price traded a year ago is not indicative of the true value of the Company, but it should serve as a reminder of the value that was destroyed. Autobytel’s management should realistically evaluate the prospects for its business. A candid assessment of that situation should lead management to conclude that an all cash offer at a significant premium to all Company stockholders is in the best interests of the stockholders.
We are pleased to make this proposal to our fellow stockholders. We believe they will find it to be attractive in light of both the Company’s trading history, and a realistic assessment of the Company’s prospects. We are committed to completing this offer and hopeful that we will be able to work cooperatively with the Company in doing so.
We look forward to your timely response.
Sincerely,
Trilogy Enterprises, Inc.

About Trilogy Enterprises, Inc.
Trilogy creates technology-powered business solutions that deliver profitable new customers to companies worldwide. Trilogy, through its affiliates, has enjoyed decades of success by delivering innovative solutions to the world’s largest companies.
Forward-looking Statements
This press release contains forward-looking statements. Trilogy disclaims any intent or obligation to update these forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as Trilogy’s ability to complete the tender offer as expected; Trilogy’s ability to promptly and effectively integrate Autobytel’s business with Trilogy’s business and any necessary actions to obtain required regulatory approvals; anticipated capital expenditures; Trilogy’s intent, beliefs or current expectations, primarily with respect to future operating performance; expectations regarding growth, gross margins, productivity, capital expenditures and effective tax rates; and expectations regarding Autobytel’s financial condition and liquidity as well as future cash flows and earnings. Forward-looking statements involve risks and uncertainties.
Important Additional Information about the Tender Offer
Security holders and investors are advised to read the tender offer statement, including the related Offer to Purchase, Letter of Transmittal and other tender offer material, filed with the Securities and Exchange Commission carefully in its entirety because it contains important information. Security holders and investors are advised that they can obtain the tender offer statement and other filed documents for free at the Commission’s web site at www.sec.gov. Copies of such documents can also be obtained for free from the offeror(s) by directing a request to the information agent for the offer, Morrow & Co., LLC, toll-free at (800) 662-5200.
Important Additional Information about a Potential Proxy or Consent Solicitation
This press release is not a substitute for any disclosure documents, including any proxy or consent statement, that may be filed with the SEC and sent to Autobytel stockholders in connection with the solicitation of such stockholders or any business combination transaction with Autobytel, as required. Investors and security holders are urged to read any such disclosure documents filed with the SEC, including any proxy or consent statement and related documents, carefully in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of any such documents filed with the SEC through the website maintained by the SEC at www.sec.gov. Free copies of any such documents (when available) can also be obtained by directing a request to Morrow & Co., LLC, toll-free at (800) 662-5200.
Infield Acquisition, Inc., Trilogy Enterprises, Inc., Trilogy, Inc. and certain of their directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies or consents in respect of any business combination transaction or other solicitation of the stockholders of Autobytel. As of the date hereof, Trilogy, Inc. beneficially owns 3,346,003 shares of Autobytel common stock. Information regarding the directors and executive officers of Infield Acquisition, Inc., Trilogy Enterprises, Inc., and Trilogy, Inc. will available in the tender offer documents that will be filed with the SEC today.
EXECUTIVE OFFICES
TRILOGY ENTERPRISES, INC.
6011 WEST COURTYARD DRIVE, AUSTIN, TEXAS 78730